UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2020___ AND ENDING___12/31/2020___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanders Morris Harris LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900

(No. and Street)

Houston	TX	77002-3003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen M. Mangold 713-250-4222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC

(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen M. Mangold _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Sanders Morris Harris LLC _____, as
of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

Chief Executive Officer
_____
Title



Notary Public



CINDA R. FITZPATRICK
Notary Public, State of Texas
Comm. Expires 02-09-2022
Notary ID 378629

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Sanders Morris Harris LLC

December 31, 2020

Sanders Morris Harris LLC
Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Sanders Morris Harris LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sanders Morris Harris LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sanders Morris Harris LLC's management. Our responsibility is to express an opinion on Sanders Morris Harris LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sanders Morris Harris LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as Sanders Morris Harris LLC's auditor since 2020.
Dallas, Texas
March 12, 2021

	December 31, 2020
Assets	
Current assets	
Cash and cash equivalents	$ 3,812,398
Commissions receivable	3,595,961
Other accounts receivable	19,603
Accounts receivable, related parties	4,593
Prepaid expenses and other current assets	293,055
Total current assets	7,725,610
Property and equipment, net	194,406
Operating lease right of use assets	664,570
Financial instruments, at fair value	193
Deposits with clearing organizations	250,000
Deposits	41,539
Total assets	$ 8,876,318
Liabilities and Member's Equity	
Current liabilities	
Accounts payable	$ 547,396
Accounts payable, related parties	103,464
Accrued employee compensation and benefits	3,492,099
Deferred tax liability	18,709
Operating lease liabilities	716,892
Total liabilities	4,878,560
Commitments and contingencies	
Member's equity	3,997,758
Total member's equity	3,997,758
Total liabilities and member's equity	$ 8,876,318

1. **Organization and Nature of Operations**

Nature of Operations

Sanders Morris Harris LLC ("the Company") is a limited liability company organized in the state of Texas to serve as a broker-dealer and enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2020 are carried by third party clearing firm Pershing LLC, an affiliate of the Bank of New York Mellon under a fully disclosed clearing arrangement. This clearing broker also provides the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

Effective May 13, 2019, the Company became a subsidiary of Tectonic Financial, Inc. ("Tectonic Financial"), along with its wholly owned subsidiary, HWG Insurance Agency, LLC ("HWG"). Tectonic Financial has two additional subsidiaries, Tectonic Advisors, LLC, an SEC registered investment advisor, and T Bancshares, Inc., and its subsidiary, T Bank, NA, a national bank. Tectonic Financial is a registered financial holding company.

2. **Summary of Significant Accounting Policies**

A summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, HWG. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity.

Management estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's commissions receivable balance consists of commissions due from clearing firms and public and private offerings.

Management monitors receivables for any collection issues. The Company does not typically require collateral. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance. As of December 31, 2020, no receivables were deemed uncollectable.

Fair Value

The fair value of cash and cash equivalents, deposits, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Property and Equipment

Property and equipment are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income taxes

The Company is a wholly owned subsidiary of Tectonic Financial, and has elected to be taxed as an entity disregarded as separate from its owner for federal tax purposes. Tectonic Financial is organized as a C corporation. Accordingly, the Company's activity is subject to taxation as a C corporation for federal income tax purposes, and recognizes its federal income tax on a separate return basis.

The Company's policy is to recognize potential interest and penalties related to income tax matters in income tax expense. The Company believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

The Company identified no material uncertain income tax positions in accordance with FASB ASC No. 740-10, Accounting for Uncertainty in Income Taxes. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2020, and does not have a balance of accrued interest and penalties as of December 31, 2020.

From time to time, Tectonic Financial is subject to examination by various tax authorities in jurisdictions in which they have significant business operations. As the Company is included in the consolidated tax return of Tectonic Financial, Inc., the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations.

As of December 31, 2020, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2020, include 2017 through 2020.

Revenue Recognition

Revenue from contracts with customers includes commission income related to brokerage transactions and services, and fees from asset management and investment banking services. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are typically based on a percentage applied to the customer's assets under management. Fees calculated in this manner are generally received monthly or quarterly and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees: In addition to investment advisory fee arrangements based on a percentage applied to the customer's assets under management, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company's contracts of this nature specify an annual performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized in the last period of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur.

Commissions and Investment Banking

Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty, and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds

through a sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best effort, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company provides advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statements of financial condition and would be amortized over the estimated customer relationship period.

Recent accounting pronouncements

ASU 2018-13, "Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. The adoption of ASU 2018-13, effective for the Company on January 1, 2020, did not have any impact on the Company's financial statements.

3. Fair Value Measurement

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments at fair value on the consolidated statement of financial condition consist of investments in mutual funds and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest

priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

4. Deposits with Clearing Organizations

Under its clearing agreement, the Company is required to maintain a certain level of cash or securities on deposit with a clearing organization. Should the clearing organization suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organization. The Company had $250,000 on deposit as of December 31, 2020 with a clearing organization to meet this requirement.

5. Property and Equipment

Property and equipment as of December 31, 2020 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 340,916	3 Years
Equipment and software	113,450	3 - 4 Years
Leasehold improvements	111,166	5 Years
Accumulated depreciation	(371,126)	
Furniture, equipment and leashold improvements, net	$ 194,406	

Depreciation expense for the year ended December 31, 2020 is $86,542.

6. Income Tax

Income tax expense for the year ended December 31, 2020 differs from the "expected" federal income tax expense computed by applying the U.S. federal statutory rate to earnings before income taxes for the year ended December 31, 2020 as a result of the following:

Computed expected tax expense	$ 251,154
Non-deductible expenses	29,152
Other	(10,931)
Total income tax expense	$ 269,375

Income tax expense for federal income taxes consist of the following for the year ended December 31, 2020:

Current federal income tax expense	$ 247,311
Deferred income tax benefit	(34,552)
Other	56,616
	$ 269,375

The significant components of the Company's deferred tax liabilities at December 31, 2020 are as follows:

Deferred tax assets (liabilities):	
Property and equipment	$ (26,444)
Other	7,736
	$ (18,709)

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities as measured by the currently enacted tax rates.

The Company is subject to Texas franchise tax, which is imposed on an entity's margin rather than on its net income; however, certain aspects of the tax are similar to an income tax. The Company did not recognize franchise tax expense or franchise tax payable during the year ended December 31, 2020, and does not expect its franchise tax obligation to be material.

7. Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Advisors, LLC Retirement Plan & Trust (the "Plan"). Under the Plan, the Company contributed $91,408 of safe harbor contributions during the year ended December 31, 2020, of which there was $4,409 accrued for the year ended December 31, 2020. During the year ended December 31, 2020, the company contributed 3% of a participant's compensation to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan.

8. Commitments and Contingencies

The Company has an uncommitted financing arrangement with a clearing broker that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify this clearing broker for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing broker. Deposits with clearing organization were $250,000 as of December 31, 2020.

9. Leases

The Company leases certain office facilities and office equipment under operating leases. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2021 and 2024 with initial non-cancellable terms in excess of one year.

Accounting standards for leases require the recognition of our operating leases on our balance sheet, under right-of-use assets and corresponding lease liabilities. See Note 2, Organization and Significant Accounting Policies, to these consolidated financial statements for more information. The right-of-use assets represent our right to utilize the underlying asset during the lease term, while the lease liability represents the obligation to make periodic lease payments over the life of the lease. As of December 31, 2020, right-of-use assets and related lease liabilities totaled $664,570 and $716,892, respectively, and are in operating lease right of use assets and operating lease liabilities, on the consolidated statement of financial condition. As of December 31, 2020, the weighted average remaining lease term is two years, and the weighted average discount rate is 5%.

Future minimum commitments under these operating leases are as follows:

2021	$	372,736
2022		300,565
2023		72,218
2024		5,955
2025 and thereafter		-
Total minimum rental payments		751,474
Less: Interest		(34,582)
Present value of lease liabilities	$	716,892

The following table summarizes lease cost for the year ended December 31, 2020:

Operating lease cost	$	302,711
Variable lease cost		230,379
Total lease cost	$	533,090

In certain cases, SMH is reimbursed by affiliates who utilize space leased by SMH. Occupancy on the consolidated statement of income is shown net of these amounts.

10. Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company did not incur claims for the year ended December 31, 2020. No provision relating to claims or litigation was recorded at December 31, 2020.

11. Concentration of Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant, and has not incurred any losses for the year ended December 31, 2020.

12. Related Party Transactions

The Company and Tectonic Financial, Inc. entered into a management services agreement effective May 14, 2019, under which the Company receives services, including management, legal and other administrative services, from Tectonic Financial, Inc. and in turn is charged for such services. The Company and Tectonic Financial, Inc. agree to make a reasonable allocation of costs incurred by Tectonic Financial, Inc. for services provided by its employees. For the year ended December 31, 2020, the Company incurred and paid $180,000 in management fees under this agreement. This amount is included in other operating expenses in the accompanying consolidated statement of income.

The Company is a member of a group of related operating companies. The related members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The amount due from these related parties was $4,593 and the amount owed to these related parties was $103,464. These amounts are included in receivable from related parties and payable to related parties in the accompanying consolidated statement of financial condition. Such amounts are non-interest bearing and are due on demand.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2020, the Company had net capital, as defined, of $3,203,230, which was $2,909,265 in excess of the required minimum net capital of $293,965. As of

December 31, 2020, the Company had aggregate indebtedness of $4,409,452, and its aggregate indebtedness to net capital ratio was 1.38 to 1.

The difference in total assets and total liabilities from the consolidated statement of financial condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with GAAP.

14. Reserve Requirements

As of December 31, 2020, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" in the supplementary information of this report.

15. Subsequent Events

The Company has evaluated subsequent events through March 12, 2021, which is the date these financial statements were available for issuance.